William P. O’Neill	555 Eleventh Street, N.W., Suite 1000
(202) 637-2275	Washington, D.C. 20004-1304
william.o’neill@lw.com	Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

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Re:                             K12 Inc.

Form 10-K for the Year Ended June 30, 2012

Filed September 12, 2012

Response dated March 20, 2013

File No. 001-33882

On behalf of our client, K12 Inc. (“K12” or the “Company”), this letter sets forth a further response to the comment included in the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated May 16, 2013, to the Company with regard to the Company’s definitive Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

The comment, set forth below in bold, is a further comment to the Company’s initial responses to comment No. 8 included in the Staff’s letter of February 21, 2013, set forth in our letters of March 20, 2013 and April 30, 2013.  In connection with the Company’s further response to the comment set forth below, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the United States Securities and Exchange Commission (the “Commission”);

•                  Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment
Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Summary Compensation Table for Fiscal Year 2012, page 39

1.              We have considered your further response to comment 8 from our letter dated February 21, 2013.  Please explain the basis for your view that there is no FASB ASC Topic 718 grant date until the Compensation Committee determines the shares earned after the fiscal year in which the performance parameters run.  In your explanation clearly describe the features of the award on which you have based your determination.  If your determination to delay the accounting “grant date” is based solely on the existence of a negative discretion feature in the award, explain why Question 119.24 of Regulation S-K Compliance and Disclosure Interpretations does not apply.  Please refer to Question 119.24 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

There is no FASB ASC Topic 718 grant date with respect to Mr. Packard’s awards until the restricted shares are issued to him because there is no award that is granted and no specific opportunity to “earn” shares through continued service until the Compensation Committee determines to award them.  Mr. Packard’s employment agreement provides that he is eligible to receive annual awards of restricted stock, with the number of shares subject to each annual award having a fair market value as of the date of grant equal to between zero ($0) dollars and One Million Two Hundred Fifty Thousand ($1,250,000) dollars.  While the employment agreement provides that one or more objective performance goals shall be established each year, the Compensation Committee and the Board have interpreted Mr. Packard’s employment agreement to provide that the Company is not obligated to grant a specific number of Restricted Stock Awards based on obtainment of such goals, nor is there a specific number of awards required if the performance goal is partially obtained.  Rather, the Company’s practice has been to treat the attainment of a performance goal simply as a condition precedent to an award of any shares.  If the goal is attained, the Compensation Committee and the Board retain full and complete discretion to award an amount within the range specified in the employment agreement ($0 to $1,250,000) or a larger amount if warranted, based solely on their judgment.

The Company considered the four criteria under ASC 718-10-20 that must be met to achieve a “grant date.”  These criteria include:

1.                    The employer and its employees have reached a mutual understanding of the award’s key terms and conditions.

2.                    The Company is contingently obligated to issue shares or transfer assets to employees who fulfill vesting conditions.

3.                    An employee begins to benefit from, or be adversely affected by, subsequent change in the employer’s stock price

4.                    Awards are approved by the board of directors, management, or both if such approvals are required unless perfunctory.

Because of the full and complete discretion maintained by the Compensation Committee and the Board in determining the amount of any award and the fact that no action is taken by the Compensation Committee or the Board with respect to the number of shares that will or may be awarded, the Company does not believe that any of the four conditions required under ASC 718 to establish a “grant date” have been met prior to the actual approval and grant by the Compensation Committee and the Board.  Accordingly, the Company considers the grant date for accounting purposes to be the date that a determination is made by the Compensation Committee and the Board of the number of shares that will be granted to Mr. Packard.

Under ASC 718, the grant date is generally the service inception date.  The Company further considered whether the service inception date for Mr. Packard’s awards precede the grant date.  Under ASC 718-10-55-108, the service inception date may precede the grant date if the award has been authorized.  The Company has consistently followed a narrow interpretation for all equity awards in determining if awards have been authorized.  Under existing Company policy, an award is authorized when all approval requirements are completed, including an action by the Compensation Committee approving an award and the number of equity instruments to be issued.  Based on this policy, the Company does not believe that the service inception date for Mr. Packard’s awards occurs until the Compensation Committee has determined and approved the number of restricted shares to be issued.  Because no specific opportunity to earn shares through continued service was previously provided to Mr. Packard prior to the actual grant date, no award was authorized.  In other words, the Company does not believe that the mere existence of the employment agreement provisions providing for potential annual restricted stock awards to Mr. Packard or the setting of performance goals as a condition to receiving any such award should alter the general principle that the ASC 718 grant date is the service inception date with respect to these awards.

The Company has reviewed the treatment of Mr. Packard’s stock awards with its independent auditors, who have concurred with the Company’s accounting conclusions outlined above.

The Company has considered the Staff’s Compliance and Disclosure Interpretation Question 119.24 (“Question 119.24”) with respect to reporting equity awards for Mr. Packard in its annual Proxy Statement and has concluded that Question 119.24 does not apply to Mr. Packard’s annual time-based restricted stock awards for the following reasons:

1.                    Question 119.24 applies where the service inception date precedes the grant date.  As described above, the Company has concluded that the service inception date and the grant date are each the date the restricted shares are granted.

2.                    Question 119.24 applies where a compensation committee retains negative discretion to reduce the amount earned under an award.  Here, no award is previously authorized and no shares are earned (on a preliminary basis or otherwise).  The Compensation Committee and the Board may choose to grant any award of any amount to Mr. Packard.

3.                    The stated purpose of Question 119.24 is to better reflect the Compensation Committee’s decisions in the circumstances outlined therein.  That would not be the case here, where no Compensation Committee decision (preliminary or otherwise) is made with respect to an award until Mr. Packard’s restricted shares are granted.  In this regard, the Company does not believe that its practices with respect Mr. Packard’s annual restricted stock awards are materially different from other companies who determine the amount of their annual stock awards based in part on Company performance in a prior year (which the Company believes is common in its industry) and that it would be confusing to investors to report in the Company’s summary compensation table estimated amounts, which may or may not reflect the actual amount that the Compensation Committee might later choose to award to Mr. Packard.  Further, by reporting the awards in the year when they are actually made, and not before, the Company’s disclosure follows the proper accounting for these awards, as discussed above.

For the reasons outlined above, the Company and its outside auditors believe that Mr. Packard’s performance based restricted shares have been properly disclosed in the Company’s Proxy Statement.  Absent further guidance from the Staff, the Company intends to report any such future awards in the year they are authorized and approved by the Compensation Committee, consistent with the Company’s past practice.

If you have any questions or comments with regard to this response or other matters, please contact me at (202) 637-2275.

Very truly yours,

/s/ William P. O’Neill

William P. O’Neill
of LATHAM & WATKINS LLP

cc:                                Kathleen Krebs, SEC Special Counsel

Ajay Koduri, SEC Staff Attorney

Howard D. Polsky, K12 General Counsel and Secretary